02042265

First Silver

Reserve Inc.

Suite 710 - 800 West Pender Street
Vancouver, B.C.
V6C 2V6
(604) 602-9973
FAX 681-5910

SEC MAIL PROCESSING RECEIVED JUN 26 2002 WASH. D.C. 155 SECTION

June 17, 2002

Securities and Exchange Commission
450 - 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U. S.A. 20549

Attention: File Clerk
Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc.
- Exemption Number 82-3449
Section 12g3-2(b), Securities Exchange Act of 1934

Please find enclosed a copy of the following document:

- Annual Report for the Year ended December 31, 2001
- Information Circular, Proxy and Return Card for the Annual General Meeting on June 10, 2002
- Quarterly Report for first quarter ending March 31, 2002;
- news releases dated May 6 and May 30, 2002

Would you please file the enclosures in your files and confirm that the enclosed material has been accepted.

Yours truly,

First Silver Reserve Inc.
Per:

Len Brownlie
Corporate Secretary

Encl.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dlw 7/3

82-3419

News Release #02-02

May 30, 2002

SEC MAIL PROCESSING RECEIVED JUN 26 2002 WASH. D.C. 155 SECTION

First Silver Reserve Inc.

Suite 710 - 800 West Pender Street
Vancouver, B.C., Canada ,V6C 2V6
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports First Quarter 2002 Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") announced today its first quarter 2002 financial results. All amounts are expressed in U.S. dollars.

In the three month period ended March 31, 2002, First Silver Reserve Inc. produced 572,226 ounces of silver and 897 ounces of gold from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. Silver production was 2,548 ounces (0.44 %) lower and gold production was 727 ounces (44.77%) lower than in the first quarter of 2001. Total mill throughput for the period was 68,019 tonnes, as compared to 63,566 tonnes in first quarter of 2001. The mill head grade was 307 g/tonne silver and the mill recovery rate was 85.36% as compared to a grade of 319 g/tonne and a recovery rate of 88.17% in the first quarter of 2001.

Revenue for the period was US $2.55 million compared with US $3.23 million for the same period in 2001, reflecting lower production of gold and a lower realized price for silver in 2002. Net loss for the three months ending March 31 was US $279,243 or (0.01) per share compared with a net loss of US $196,577 or (0.01) per share for the same period in 2001.

Cost of sales were $2.3 million for the period, as compared to $2.8 million for the year earlier period. General and administrative expenses were $0.25 million for the period as compared to $0.28 million in the first quarter of 2001. Depreciation was $0.3 million for the period, as compared to $0.3 million in the year earlier period as the Company commenced depreciation on development costs capitalized in prior years. Cash costs, net of gold credits, were $4.05 per ounce of silver in the first quarter of 2002, as compared to $4.57 per ounce of silver in the first quarter of 2001. Total costs, net of gold credits, were $4.53 per ounce of silver in the first quarter of 2002, as compared to $5.02 per ounce of silver in the first quarter of 2001.

Liquidity and Capital Resources

Working capital at March 31, 2002 was $0.14 million (comprised of cash of $0.53 million and accounts receivable, inventory and prepaid expenses of $1.74 million, less current liabilities of $2.1 million) as compared to a working capital of $0.16 million at December 31, 2001 (comprised of cash of $0.39 million and accounts receivable, inventory and prepaid expenses of $1.80 million, less current liabilities of $2.03 million). Cash and short-term investments amounted to $0.53 million at March 31, 2002 as compared to $0.39 million at December 31, 2001.

During the period the Company issued 350,000 shares on the exercise of director and employee share purchase options which provided $120,667. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2001 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

First Silver's profitability is somewhat dependent upon the Mexican peso: United States dollar exchange rate. A high peso exchange rate is not beneficial to the Company, since expenses are priced in Mexican pesos while

revenues are received in United States dollars. During the quarter, the Mexican peso (PS $) was at a relatively high exchange rate to the United States dollar, ending the quarter at an exchange rate of 9.06 PS $ per U.S. dollar.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. For the three months ending March 31, 2002, the average London afternoon price for silver was US$4.49 per ounce, as compared to US$4.54 in the prior year period.

If silver prices were to remain at the levels for a sustained period, the mine's viability could be affected however Management would endeavour to reduce costs and maintain the operation's viability. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. As this report is written, silver prices have moved decisively higher. Therefore, the Company intends to continue to remain predominately unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Underground Exploration

The most prospective minesite exploration target is at the intersection of three mineralized faults (La Zuloaga, Rosario-Condesa and La Mancha). This prospective area, termed "El Banco" is located approximately 1,000 m west of the current mine workings and is in an area of steep surface terrain which has limited surface drilling. To reach this prospective zone, the Company initiated a horizontal drift in late 1998 from the existing mine workings. This drift suffered a series of delays in advancement as crews encountered unstable rock formations in cross-faults. Tremendous effort and ingenuity was required to stabilize these formations in order for the drift to proceed. By the end of 2000, the drift had progressed some 900 m and has encountered two areas of economic mineralization (from 350 to 550 m and from 766 to 900 m) which have been included in the mine's reserves. Between these two areas, the drift progressed in the firm rock of the hanging wall of the Zuloaga vein. The Company intends to drill test those portions of the Zuloaga vein skirted by the drift once the drift has been completed. During the first quarter of 2002, no progress was made on this drift, pending completion of the Rosario mine haulage adit.
The Rosario mine haulage adit was initiated to provide near surface access to the El Banco target area. This drift is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 920 m have been developed. When completed, the adit will allow a second access to the mine for safety, provide a much needed ventilation circuit and reduce mine haulage by some 1,200 m. Little progress was made on this adit in the first quarter of 2002 however completion of this adit is a top priority for the Company in 2002.

Banca Cremi Litigation Update

In 1992, the Company's Mexican subsidiary, Minera El Pilon S.A. de C.V. ("El Pilon") entered into a contract with the Mexican bank, Banca Cremi S.A. de C.V. ("Banca Cremi") whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future installments. Banca Cremi failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract.

In March, 2001, the Supreme Court of the State of Jalisco, Mexico, ruled in favour of El Pilon and ordered Banca Cremi to pay El Pilon the approximate total of US$14.8 million dollars. The receiver for Banca Cremi appealed this decision and was successful on appeal and was awarded certain costs and expenses which are undetermined at this time but which are not expected to be material.

A complete set of financial statements will be posted to the Company's web-site www.firstsilver.com.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"

Director

First Silver Reserve Inc. Summarized First Quarter Results (expressed in US dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash and short-term deposits	529,166	388,543
Other current assets	1,739,413	1,798,139
	2,268,579	2,186,682
RESOURCE ASSETS	5,188,480	5,331,252
	$7,457,059	$7,517,934
LIABILITIES		
Current Liabilities	2,126,107	2,025,182
FUTURE INCOME TAXES	399,898	764,566
LONG - TERM DEBT	3,152,461	2,796,639
	5,678,466	5,586,387
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	939,236	818,569
RETAINED EARNINGS	839,357	1,112,978
	1,778,593	1,931,547
	$7,457,059	$7,517,934

	March 31 2002	March 31 2001
REVENUE		
Revenue	2,552,516	3,231,072
Cost and expenses		
Cost of sales	2,297,482	2,833,120
General and Administration	247,080	279,275
Depreciation and depletion	302,859	296,882
Foreign exchange (gain) loss	(12,007)	15,354
	2,835,414	3,424,631
NET (LOSS) EARNINGS BEFORE INCOME TAXES	(282,898)	(193,559)
Provision for (recovery of) income taxes: Future	(3,655)	3,018
NET (LOSS) EARNINGS FOR THE PERIOD	(279,243)	(196,577)
RETAINED EARNINGS – BEGINNING OF PERIOD	1,118,600	1,182,284
RETAINED EARNINGS – END OF PERIOD	839,357	985,707
Net (Loss) Earnings Per Common Share	($0.01)	($0.01)

82-3449

News Release #02-01

May 6, 2002

First Silver
Reserve Inc.

Suite 710 - 800 West Pender Street
Vancouver, B.C., Canada ,V6C 2V6
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports 2001 Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") announced today its 2001 audited financial results. All amounts are expressed in U.S. dollars.

During the year First Silver produced 2.39 million ounces of silver and 4,523 ounces of gold, all from its San Martin silver mine, as compared to 2.32 million ounces of silver and 3,357 ounces of gold in 2000. Revenue was $11.6 million as compared to $12.4 million in 2000. The Company recorded a loss of $2.3 million or $0.06 per share for the year, as compared with earnings of $0.28 million or $0.01 per share for 2000. The decrease in earnings is attributable to the decrease in realized silver prices for the year and the write-off of $1.0 million worth of exploration properties.

Cost of sales were $10.6 million for the year ended December 31, 2001 as compared to $9.9 million for the year earlier. Cash costs, net of gold credits, were $4.29 per ounce of silver in 2001 as compared to $4.53 in 2000. Total costs, net of gold credits, were $4.81 per ounce of silver in 2001, as compared to $4.95 in 2000. General and administrative expenses were $0.84 million for the year as compared to $1.37 million in 2000 which contributed to the overall reduction in cash costs for the year.

Depreciation and depletion was $1.18 million in 2001 as compared to $1.03 million in 2000 as the company continued depreciation on development costs capitalized in prior years.

A complete set of audited financial statements and the Company's 2002 Annual Report will be posted to the Company's web-site www.firstsilver.com.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"

Director

News Release **First Silver Reserve Inc.**

2002 – 1 Release

May 6, 2001

Summarized Year End Results (expressed in US dollars)

	December 31 2001	December 31 2000
ASSETS		
Cash and short-term deposits	383,714	331,545
Other current assets	1,773,358	2,223,160
	2,157,072	2,554,705
PROPERTY, PLANT AND EQUIPMENT	5,244,492	6,590,001
	$7,401,564	$9,144,706
LIABILITIES		
Current Liabilities	2,002,871	1,539,872
FUTURE INCOME TAXES	1,256,094	955,167
LONG - TERM DEBT	2,945,818	3,136,224
	6,204,783	5,631,263
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	818,613	818,613
36,671,921 common shares without par value (2000- 36,671,921)		
RETAINED EARNINGS	378,168	2,694,830
	1,196,781	3,513,443
	$7,401,564	$9,144,706

	December 31 2001	December 31 2000
REVENUE		
Revenue	11,595,657	12,393,792
OPERATING EXPENSES		
Operations	10,609,853	9,895,827
Administration	838,093	1,370,435
Write-off of resource assets	1,035,335	-
Depreciation and depletion	1,177,334	1,029,771
Foreign exchange (gain) loss	(49,223)	(14,865)
	13,611,392	12,281,168
NET (LOSS) EARNINGS BEFORE INCOME TAXES	(2,015,735)	112,624
Provision for (recovery of) income taxes: Future	300,927	(171,484)
NET (LOSS) EARNINGS FOR THE YEAR	(2,316,662)	284,108
RETAINED EARNINGS – BEGINNING OF YEAR	2,694,830	2,410,722
RETAINED EARNINGS – END OF YEAR	378,168	2,694,830
Basic and Diluted (Loss) Earnings Per Common Share	($0.06)	$0.01

82-3449

First Silver Reserve Inc.



First Quarter Report 2002

1

Management's Discussion and Analysis of Financial Conditions and the Results of Operations

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

In the three month period ended March 31, 2002, First Silver Reserve Inc. produced 572,226 ounces of silver and 897 ounces of gold from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. Silver production was 2,548 ounces (0.44 %) lower and gold production was 727 ounces (44.77%) lower than in the first quarter of 2001. Total mill throughput for the period was 68,019 tonnes, as compared to 63,566 tonnes in first quarter of 2001. The mill head grade was 307 g/tonne silver and the mill recovery rate was 85.36% as compared to a grade of 319 g/tonne and a recovery rate of 88.17% in the first quarter of 2001.

Revenue for the period was US $2.55 million compared with US $3.23 million for the same period in 2001, reflecting lower production of gold and a lower realized price for silver in 2002. Net loss for the three months ending March 31 was US $279,243 or (0.01) per share compared with a net loss of US $196,577 or (0.01) per share for the same period in 2001.

Cost of sales were $2.3 million for the period, as compared to $2.8 million for the year earlier period. General and administrative expenses were $0.25 million for the period as compared to $0.28 million in the first quarter of 2001. Depreciation was $0.3 million for the period, as compared to $0.3 million in the year earlier period as the Company commenced depreciation on development costs capitalized in prior years. Cash costs, net of gold credits, were $4.05 per ounce of silver in the first quarter of 2002, as compared to $4.57 per ounce of silver in the first quarter of 2001. Total costs, net of gold credits, were $4.53 per ounce of silver in the first quarter of 2002, as compared to $5.02 per ounce of silver in the first quarter of 2001.

Liquidity and Capital Resources

Working capital at March 31, 2002 was $0.14 million (comprised of cash of $0.53 million and accounts receivable, inventory and prepaid expenses of $1.74 million, less current liabilities of $2.1 million) as compared to a working capital of $0.16 million at December 31, 2001 (comprised of cash of $0.39 million and accounts receivable, inventory and prepaid expenses of $1.80 million, less current liabilities of $2.03 million). Cash and short-term investments amounted to $0.53 million at March 31, 2002 as compared to $0.39 million at December 31, 2001.

During the period the Company issued 350,000 shares on the exercise of director and employee share purchase options which provided $120,667. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2001 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

First Silver's profitability is somewhat dependent upon the Mexican peso: United States dollar exchange rate. A high peso exchange rate is not beneficial to the Company, since expenses are priced in Mexican pesos while revenues are received in United States dollars. During the quarter, the Mexican peso (PS $) was at a relatively high exchange rate to the United States dollar, ending the quarter at an exchange rate of 9.06 PS $ per U.S. dollar.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. For the three months ending March 31, 2002, the average London afternoon price for silver was US$4.49 per ounce, as compared to US$4.54 in the prior year period.

If silver prices were to remain at the levels for a sustained period, the mine's viability could be affected however Management would endeavour to reduce costs and maintain the operation's viability. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. As this report is written, silver prices have moved decisively higher. Therefore, the Company intends to continue to remain predominately unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Underground Exploration

The most prospective minesite exploration target is at the intersection of three mineralized faults (La Zuloaga, Rosario-Condesa and La Mancha). This prospective area, termed "El Banco" is located approximately 1,000 m west of the current mine workings and is in an area of steep surface terrain which has limited surface drilling. To reach this prospective zone, the Company initiated a horizontal drift in late 1998 from the existing mine workings. This drift suffered a series of delays in advancement as crews encountered unstable rock formations in cross-faults. Tremendous effort and ingenuity was required to stabilize these formations in order for the drift to proceed. By the end of 2000, the drift had progressed some 900 m and has encountered two areas of economic mineralization (from 350 to 550 m and from 766 to 900 m) which have been included in the mine's reserves. Between these two areas, the drift progressed in the firm rock of the hanging wall of the Zuloaga vein. The Company intends to drill test those portions of the Zuloaga vein skirted by the drift once the drift has been completed. During the first quarter of 2002, no progress was made on this drift, pending completion of the Rosario mine haulage adit.

The Rosario mine haulage adit was initiated to provide near surface access to the El Banco target area. This drift is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 920 m have been developed. When completed, the adit will allow a second access to the mine for safety, provide a much needed ventilation circuit and reduce mine haulage by some 1,200 m. Little progress was made on this adit in the first quarter of 2002 however completion of this adit is a top priority for the Company in 2002.

Banca Cremi Litigation Update

In 1992, the Company's Mexican subsidiary, Minera El Pilon S.A. de C.V. ("El Pilon") entered into a contract with the Mexican bank, Banca Cremi S.A. de C.V. ("Banca Cremi") whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. Banca Cremi failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract.

In March, 2001, the Supreme Court of the State of Jalisco, Mexico, ruled in favour of El Pilon and ordered Banca Cremi to pay El Pilon the approximate total of US$14.8 million dollars. The receiver for Banca Cremi appealed this decision and was successful on appeal and was awarded certain costs and expenses which are undetermined at this time but which are not expected to be material.

First Silver Reserve Inc.

Consolidated Balance Sheets (Unaudited)

(expressed in U.S. dollars)

	March 31, 2002 $	December 31, 2001 $
Assets		
Current assets		
Cash and cash equivalents	529,166	388,543
Accounts receivable	743,156	1,003,253
Inventories	873,969	697,741
Prepaid expenses	122,288	97,145
	2,268,579	2,186,682
Resource assets	5,188,480	5,331,252
	7,457,059	7,517,934
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,167,611	1,098572
Employee profit sharing payable	428	-
Taxes payable	958,068	926,610
	2,126,107	2,025,182
Future income taxes	399,898	764,566
Other long-term liabilities	3,152,461	2,796,639
	5,678,466	5,586,387
Shareholders' Equity		
Share Capital	939,236	818,569
Retained earnings	839,357	1,112,978
	1,778,593	1,931,547
	7,457,059	7,517,934

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the three months ended March 31, 2002 and 2001

(expressed in U.S. dollars)

	2002 $	2001 $
Revenue		
Sales	2,546,731	3,211,314
Other	5,785	19,758
	2,552,516	3,231,072
Cost and expenses		
Cost of sales	2,297,482	2,833,120
General and administrative	247,080	279,275
Depreciation and depletion	302,859	296,882
Foreign exchange (gain) loss	(12,007)	15,354
	2,835,414	3,424,631
(Loss) earnings before income taxes	(282,898)	(193,559)
Provision for (recovery of) future income taxes	(3,655)	3,018
(Loss) net earnings for the period	(279,243)	(196,577)
Retained earnings - Beginning of period	1,118,600	1,182,284
Retained earnings - End of period	839,357	985,707
Net (Loss) earnings per share	(0.01)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2002 and 2001

(expressed in U.S. dollars)

	2002 $	2001 $
Cash flows from operating activities		
(Loss) net earnings for the year	(279,243)	(196,577)
Items not affecting cash		
Depreciation and depletion	302,859	296,882
Future income taxes	(364,668)	(113,051)
	(341,052)	213,356
Changes in non-cash working capital items	165,273	238,694
	(175,779)	452,050
Cash flows from financing activities		
Issuance of share capital	120,667	
(Decrease) Increase in long term debt	355,822	(193,072)
	476,489	(193,072)
Cash flows from investing activities		
Resource asset expenditures	(160,087)	(258,978)
	(160,087)	(258,978)
Increase (Decrease) in cash and short-term equivalents	140,623	-
Cash and short-term investments - Beginning of period	388,543	336,043
Cash and short-term investments - End of period	529,166	336,043

The accompanying notes are an integral part of these consolidated financial statements.

1 Basis of presentation

These consolidated financial statements include the accounts of First Silver Reserve Inc. (the company), and its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), which owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon.

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance –December 31, 2001	36,671,921	818,569
Issued upon exercise of share purchase options	350,000	120,667
Balance – March 31, 2002	37,021,921	939,236

Stock options outstanding

The company does not have a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at March 31, 2002 and the changes for the three months then ended:

	2002		2001	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	1,530,000	0.55	1,530,000	0.55
- Exercised during period	350,000	0.55	-	
Options outstanding - End of period	1,180,000	0.55	1,530,000	0.55

CORPORATE INFORMATION

CORPORATE ADDRESS
Suite 710 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS
Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Lawrence D. Barr
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED
Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT
Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS
Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS
PricewaterhouseCoopersLLP
609 Granville Street
Vancouver, B.C.
V7Y 1L3

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico

8

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **First Silver Reserve Inc.** (the "Company") will be held on Monday, June 10, 2002 at Suite 2600 – 700 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 2:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2001 and the report of the auditors thereon;

2. To determine the number of directors at five;

3. To elect as directors for the ensuing year:

   Hector Davila Santos
   Len Brownlie
   Victor Garcia Jimenez
   Lawrence D. Barr
   James Calhoun O'Rourke

4. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration; and

5. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 30th day of April, 2002.

BY ORDER OF THE BOARD

"Hector Davila Santos"

Hector Davila Santos
Chairman of the Board

A:\fsr2002agmnotice.doc

INFORMATION CIRCULAR

FIRST SILVER RESERVE INC.
Suite 710 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8
www.firstsilver.com

(all information as at April 30, 2002 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of First Silver Reserve Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Monday, June 10, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. A **SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), of 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2600 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it before any vote in respect of which the Proxy is given shall have been taken, or in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 37,046,921 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

Any shareholder of record at the close of business on April 30, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Hector Davila Santos (1)	27,117,367	73.2%

(1) Mr. Davila Santos is the Chairman of the Board and President and Chief Executive Officer of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officer"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2001, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, whose name and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The dollar amounts referred to herein are shown in Canadian dollars, unless otherwise stated.

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Hector Davila Santos Chairman of the Board, President & CEO	2001	\$111,011(1)	\$8,708(1)	Nil	675,000	Nil	N/A	Nil
	2000	\$105,585	\$8,807	Nil	Nil	Nil	N/A	Nil
	1999	\$88,125	\$16,623	Nil	Nil	Nil	N/A	Nil

(1) Amounts shown are in United States dollars.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no incentive stock options or SARs (stock appreciation rights) were granted.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the

Named Executive Officer. During this period, no outstanding SARs were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable / Unexercisable (2) ($)
Hector Davila Santos	Nil	N/A	675,000 / Nil	$128,250/ Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price of $0.55. The closing market price of the Company's shares as at December 31, 2001, (ie. fiscal year end) was $0.74.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer.

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2001. Reference is made to "Management Contracts" for particulars of agreements entered into by the Company with companies associated with certain directors and officers of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of The Toronto Stock Exchange. During the most recently completed financial year, the Company granted no incentive stock options to directors.

MANAGEMENT CONTRACTS

Pursuant to a management agreement (the "Brownlie Agreement") dated June 22, 1998 between the Company and Brownlie Management Ltd. ("Brownlie"), a private company wholly-owned by Len Brownlie, the Secretary and a director of the Company, the Company agreed to pay a monthly fee of $2,500 to Brownlie for management services. The Brownlie Agreement may be terminated by either party with 30 days' written notice.

Pursuant to a management agreement (the "LASRAS Agreement") dated June 22, 1998 between the Company and LASRAS Holdings Ltd. ("LASRAS"), a private company wholly-owned by Rodney Shier, the Chief Financial Officer of the Company, the Company agreed to pay a monthly fee of $2,500

to LASRAS for financial management services. The LASRAS Agreement may be terminated by either party with 30 days' written notice.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at five for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Occupation [1], Present Position(s) with the Company [2], Resident Country[3]	Date(s) Served as a Director	Common Shares Held [3]
Hector Davila Santos [5][6], Director General of Minera El Pilon, S.A. de C.V., the Company's wholly-owned subsidiary. Chairman of the Board, President and Chief Executive Officer of the Company. ***Mexico***	Since January 24, 1997	27,117,367

Name, Occupation [1], Present Position(s) with the Company [2], Resident Country[3]	Date(s) Served as a Director	Common Shares Held [3]
Len W. Brownlie, President of Brownlie Management Ltd.; Director and/or officer of various publicly traded companies. Secretary and Director of the Company. ***Canada***	Since June 22, 1998	nil
Victor Garcia Jimenez[4], Lawyer associated with the legal firm of Garcia Jimenez & Associados. Director of the Company. ***Mexico***	Since January 24, 1997	Nil
Lawrence D. Barr [4][5][6], Self-employed Business Consultant with 27 years in the mining industry; Director and/or officer of various publicly traded companies. Director of the Company. ***Canada***	Since June 22, 1998	Nil
James Calhoun O'Rourke [4][5][6], Chairman of the Board of Aquest Minerals Corporation. Director of the Company. ***Canada***	Since June 22, 1998	Nil

(1) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4) Members of the Company's Audit Committee.

(5) Members of the Company's Compensation Committee.

(6) Members of the Company's Corporate Governance Committee.

Note: The Company does not have an Executive Committee

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in The Vancouver Province, a Vancouver, British Columbia newspaper, on April 10, 2002. Copies of such Advance Notice of Meeting were delivered to the Ontario and British Columbia Securities Commissions and The Toronto Stock Exchange pursuant to the regulation under the Company Act.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSE") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSE requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSE's corporate governance guidelines, and the Company's conformity to each guideline.

Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk
- the Company's succession planing, including appointing, training and monitoring senior management
- the Company's major business development initiatives
- the integrity of the Company's internal control and management information systems
- the Company's policies for communicating with shareholders and others, and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget
- approval of the Company's business plan
- acquisition of, or investments in new business
- changes in the nature of the Company's business
- changes in senior management
- all matters as required under the British Columbia *Company Act*

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2000, the Board met four times.

Board Composition and Independence from Management

Composition of the Board

The Board of Directors currently consists of 5 directors: Hector Davila Santos; Len W. Brownlie; Victor Garcia Jimenez; Lawrence D. Barr and James C. O'Rourke.

Unrelated Directors

An "unrelated" director, under the TSE guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSE guidelines place emphasis on the ability of a director to exercise objective judgement, independent of management.

On an application of these definitions, three of the Company's five existing and proposed directors are unrelated. The related directors of the Company are Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company and Len W. Brownlie, the Coporate Secretary of the Company. Mr. Davila Santos is also a significant shareholder.

Independence of the Board from Management

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. Each of these committees is comprised of a majority of unrelated directors. The committees, their mandates and memberships are outlined below:

Audit Committee

The Audit Committee meets with the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the year ending December 31, 2001, this Committee met once. During the year ending December 31, 2001, this Committee was composed of Victor Garcia Jimenez, Lawrence D. Barr and James Calhoun O'Rourke, all of whom are unrelated directors.

Compensation Committee

The Compensation Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the year ending December 31, 2001, this Committee met once. During the year ending December 31, 2001, this Committee was composed of Hector Davila Santos, Lawrence D. Barr and James Calhoun O'Rourke, all of whom are unrelated directors, except for Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Company to the matters of corporate governance including the mandate, size and composition of the board of directors and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. During the year ending December 31, 2001, this Committee was composed of Hector Davila Santos, Lawrence D. Barr and James Calhoun O'Rourke, all of whom are unrelated directors, except for Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on April 4, 1997.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

ON BEHALF OF THE BOARD

"Hector Davila Santos"

Hector Davila Santos
President

SCHEDULE "A"

TSE Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
1	Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Board as a whole has the responsibility for succession planning as it relates to senior management. The Compensation Committee monitors the performance of senior management generally. The Board also reviews the performance of senior management.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.
2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Hector Davila Santos the Chairman, President and Chief Executive Officer Hector Davila Santos is related Len W. Brownlie - corporate officer, is related

TSE Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Hector Davila Santos - Related - is Chairman, President and Chief Executive Officer of the Company. Len W. Brownlie – Related – corporate officer For the remainder of directors and the proposed directors, none of them or their associates have: - worked for the Company - material contracts with the Company - received remuneration from the Company in excess of directors' fees and stock options - a significant shareholding or a relationship with a significant shareholder Victor Garcia Jimenez - Unrelated Lawrence D. Barr – Unrelated James Calhoun O'Rourke - Unrelated
4.a.	Appoint a committee responsible for appointment/ assessment of directors	Yes	The Corporate Governance Committee has the mandate to assess the performance and qualification of directors and to assess and recommend potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated.	Yes	
5	Implement a process for assessing the effectiveness of the board, its committee and directors	Yes	The Corporate Governance Committee has the mandate to review.
6	Provide orientation and education programs for new directors	Yes	Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors. In the past, all new directors have received corporate governance materials and have performed due diligence trips to the mine site
7	Consider reducing size of board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time.
8	Review compensation of directors in light of risks and responsibilities	Yes	The Compensation Committee considers the compensation of directors periodically and brings the resulting suggestions to the Board for its consideration.

TSE Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
9.a.	Committees should generally be composed of non-management directors	Yes	All board committees are composed a majority of non-management directors. Specifically, the audit committee is composed entirely of non-management directors.
9.b.	Majority of committee members should be unrelated.	Yes	All board committees are composed of a majority of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	Yes	The Corporate Governance Committee has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.
11.a.	Define limits to management's responsibilities by developing mandates for:		
	i) the Board	Yes	There is no specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management. All Board committees are comprised solely of non-management members.
13.a.	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required, and meet with outside auditors independently of management.
13.b.	All members should be non-management directors	Yes	
14	Implement a system to enable individual directors to engage outside advisors, at Company's expense	No	No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made.

82-3449

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Policy 41)

NOTICE TO SHAREHOLDERS OF **FIRST SILVER RESERVE INC.**

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41 – Shareholder Communication (the "Policy") which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO: **First Silver Reserve Inc.** (the "Company")

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

____
Name (Please print)

____
Address

____
City/Province (or State)/Postal Code

______________________________ ______________________________
Signature of shareholder, or if shareholder is a company, signature of authorized signatory. *Dated*

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C., Canada V6C 3B9

Tel: (604) 602-9973
Fax: (604) 681-5910

82- 3449

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF FIRST SILVER RESERVE INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON MONDAY, JUNE 10, 2002 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints **Hector Davila Santos**, Chairman of the Board and President, Chief Executive Officer and a director of the Company, or failing this person, **Len Brownlie**, the Secretary and a director of the Company, or in the place of both of the foregoing, ____________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or ____________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

		For	Against
1.	To determine number of directors at five.	☐	☐
		For	**Withhold**
2. (a)	to elect Hector Davila Santos as director	☐	☐
(b)	to elect Len Brownlie as director	☐	☐
(c)	to elect Victor Garcia Jimenez as director	☐	☐
(d)	to elect Lawrence D. Barr as director	☐	☐
(e)	to elect James Calhoun O'Rourke as director	☐	☐

		For	Withhold
3.	To appoint PricewaterhouseCoopers LLP, as the auditor and to authorize the directors to set the auditor's remuneration.	☐	☐
		For	**Against**
4.	To approve transaction of other business.	☐	☐

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ______________________ **Date:** ________________
(Proxy must be signed and dated)

Name: ______________________
(Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

*To be used at the Meeting, this Proxy must be received at the offices of **Computershare Trust Company of Canada** by mail or by fax no later than 48 hours preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of **Computershare Trust Company of Canada** is **4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9** and its fax number is **(604) 683-3694**.*

1. *If the shareholder wishes to attend the Meeting to vote on the resolutions in person,* please register your attendance with the Company's scrutineers at the Meeting.

2. *If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,* please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. *If the shareholder cannot attend the Meeting but wishes to* vote on the resolutions, the shareholder can *appoint another person,* who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. *If the shareholder cannot attend the Meeting but wishes to* vote on the resolutions and to *appoint one of the nominees named by management* as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If the shareholder does not specify a choice or the instructions or the Proxy are uncertain with respect to any matter to be acted upon, the securities will be voted in favour of Management's recommendations. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.